Exhibit 99.1

Spruce Power Announces Record Net Income in Second Quarter 2023 Earnings Results

DENVER, COLORADO (August 10, 2023) – Spruce Power Holding Corporation (NYSE: SPRU) (“Spruce” or the “Company”), a leading owner and operator of distributed solar energy assets across the United States, today reported financial results for the quarter ended June 30, 2023.

Business Highlights

●	Reported 2Q revenue of $22.8 million, net income attributable to stockholders of $3.1 million, and adjusted EBITDA, together with proceeds from investment in lease agreement, of $13.8 million.
●	Fully integrated the recent acquisition of “Spruce Power 4 Portfolio”, bringing total home solar assets and contracts to over 72,000 in 2Q. This represents approximately 44% growth year-over-year. Spruce now believes that its business cash inflows will range from $110 to $130 million on an annual run rate basis.
●	Executed a non-binding Letter of Intent (“LOI”) in July 2023 to acquire a portfolio of approximately 2,400 home solar assets and contracts. This deal is expected to close in the third quarter of 2023, which would bring total home solar assets and contracts to over 75,000.
●	Reverse stock split at a 1:8 ratio approved by Board of Directors. Approval of the reverse split is expected to be presented for shareholder vote in October.

Management Commentary and Outlook

“Spruce delivered a strong performance in the second quarter as we benefited from the first full quarter’s contribution from the recently acquired “Spruce Power 4 Portfolio” and the wind down of spending associated with our merger and integration of legacy XL Fleet. Results this quarter are a positive sign that our distributed generation solar energy ownership model is built for both consistent operating cash flow and profitable growth,” said Christian Fong, Spruce’s Chief Executive Officer.

Mr. Fong continued, “Looking ahead, with a substantial cash balance of over $190 million and our outlook for positive run rate cash flow, Spruce is well positioned to pursue growth through our differentiated acquisition strategy, as well as other initiatives that enhance shareholder value.”

Sarah Wells, Spruce’s Chief Financial Officer, added “We are proud to have achieved record net income so early in our tenure as a publicly traded company. In the capital markets, we are executing our stock repurchase program, and more recently, our Board of Directors authorized a one-for-eight reverse stock split, which will require shareholder approval. The reverse stock split is intended to ensure compliance with NYSE continued listing standards while also expanding access and marketability to a broader set of institutional investors.”

Consolidated Financial Results

Revenues totaled $22.8 million for the second quarter of 2023, compared to $18.1 million for the first quarter of 2023. The sequential increase is largely attributable to higher production in power purchase agreements (“PPA”).

Operating expenses (excluding depreciation), including both selling, general & administrative expenses (“SG&A”) and operations & maintenance, were $19.0 million compared to $17.6 million for the first quarter of 2023. SG&A expense during the second quarter of 2023 includes $4.7 million of combined expenses related to legacy XL Fleet, primarily including legal expenses associated with the previously disclosed Securities and Exchange Commission (“SEC”) inquiry and shareholder lawsuits.

Net income attributable to stockholders was $3.1 million for the second quarter of 2023, compared to a net loss attributable to stockholders of $19.4 million for the first quarter of 2023.

Adjusted EBITDA and proceeds from investment in lease agreement, in the aggregate, was $13.8 million for the second quarter of 2023, compared to $5.7 million for the first quarter of 2023. Proceeds from investment in lease agreement represent cash flows from the Spruce Power 4 Portfolio.

Balance Sheet and Liquidity

The Company’s total principal amount of outstanding debt as of June 30, 2023, fell to $643.9 million with a weighted average cost of 5.6%, which includes the 2Q impact of hedge arrangements. All debt consists of project finance loans that are non-recourse to the Company.

Total cash as of June 30, 2023, was $192.1 million, including cash and cash equivalents of $162.7 million and restricted cash of $29.4 million. This is down from $205.9 million of total cash as of March 31, 2023, primarily due to seasonal timing of semi-annual mezzanine debt payment and portfolio expenses.

Growth and Capital Allocation

Spruce is committed to maximizing long-term value for our shareholders through a disciplined approach that includes strategic acquisitions, capex projects, common share repurchases, and debt repayment.

In July 2023, Spruce executed a non-binding letter of intent (LOI) to acquire a portfolio of approximately 2,400 home solar assets and contracts from a publicly traded company. The portfolio, which is supported by a diverse set of long-lived customer contracts, is complementary to Spruce’s existing asset base. Spruce intends to fund the acquisition through a combination of cash on hand and non-recourse project level debt. The transaction is expected to close by the end of August 2023.

During the second quarter of 2023, Spruce repurchased 1.9 million shares of common stock at a weighted average price per share of $0.87 for a total cost of $1.6 million, inclusive of transaction costs. Through August 4, 2023, Spruce has repurchased 3.6 million shares of common stock at a weighted average price per share of $0.89 for a total cost of $3.2 million, inclusive of transaction costs. There was $46.8 million remaining under the Company’s authorized $50 million common share repurchase program as of August 4, 2023.

Reverse Stock Split

In August 2023, Spruce’s Board of Directors approved a reverse stock split of the Company’s common stock, and on August 9, 2023, the Company filed a preliminary proxy statement with the SEC to begin the necessary shareholder vote for approval. The Board’s decision is intended to ensure the Company gains compliance with the New York Stock Exchange’s (NYSE) continued listing standard related to minimum stock price. Further details regarding the proposed reverse stock split and the date of the shareholder meeting will be released within the coming weeks.

Key Operating Metrics

As of June 30, 2023, Spruce owned cash flows from over 72,000 home solar assets and contracts across 18 U.S. States with an average remaining contract life of approximately 12 years. Combined portfolio generation for the three months ended June 30, 2023, was approximately 135 thousand MWh of power. In addition, the Company also serviced 7,000 third-party owned residential solar systems and third-party loans as of June 30, 2023. Gross Portfolio Value, on a PV6 basis as described below, was $929 million, or $6.27 per share, as of June 30, 2023.

Conference Call Information

The Spruce management team will host a conference call to discuss its second quarter 2023 financial results today at 2:30 p.m. Mountain Time. The call can be accessed live over the telephone by dialing (888) 210-2654 and referencing Conference ID 2486267. Alternatively, the call can be accessed via a live webcast accessible on the Events & Presentations page in the Investor Relations section of the Company’s website at www.sprucepower.com. A replay will be available shortly after the call and can be accessed by dialing (800) 770-2030. The passcode for the replay is 2486267. The replay will be available until August 24, 2023.

About Spruce Power

Spruce Power is a leading owner and operator of distributed solar energy assets across the United States. We provide subscription-based services that make it easy for homeowners to benefit from rooftop solar power and battery storage. Our as-a-service model allows consumers to access new technology without making a significant upfront investment or incurring maintenance costs. Our company owns the cash flows from over 72,000 home solar assets and contracts across the United States. For additional information, please visit www.sprucepower.com.

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements in this release include statements regarding future repurchases under the stock repurchase program, potential future acquisitions and debt reductions, and the Company’s prospects for long-term growth in revenues, business cash inflows and earnings. Repurchases under the stock repurchase program will depend upon market prices, trading volume, available cash and other factors, and, therefore, there is no guarantee as to the number of shares that may be purchased. The Company may not reach a definitive agreement to purchase the portfolio of approximately 2,400 home solar assets and contracts and such acquisition may not be completed in a timely manner or at all. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of management and are not predictions of actual performance. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward looking statements, including but not limited to: expectations regarding the growth of the solar industry, home electrification, electric vehicles and distributed energy resources; the ability to successfully integrate XL Fleet and Spruce; the ability to identify and complete future acquisitions; the ability to develop and market new products and services; the effects of pending and future legislation; the highly competitive nature of the Company’s business and markets; the ability to execute on and consummate business plans in anticipated time frames; litigation, complaints, product liability claims, government investigations and/or adverse publicity; cost increases or shortages in the components or chassis necessary to support the Company’s products and services; the introduction of new technologies; the impact of natural disasters and other events beyond our control, such as hurricanes or pandemics on the Company’s business, results of operations, financial condition, regulatory compliance and customer experience; privacy and data protection laws, privacy or data breaches, or the loss of data; general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s future business; the availability of capital; the risk that the proposed reverse stock split, if effected, may not have the effect of increasing the market price of the Company’s common stock in proportion to the reduction in the number of shares of common stock outstanding, or at all, and may not result in compliance with NYSE continued listing standards or expanded access and marketability of the common stock; and the other risks discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 30, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that the Company files with the SEC in the future. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. These forward-looking statements speak only as of the date hereof and the Company specifically disclaims any obligation to update these forward-looking statements.

Additional Information about the Proposed Reverse Stock Split and Where You Can Find It

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s stockholders in connection with the special meeting of its stockholders to be held for the purpose of voting on matters relating to the proposed reverse stock split. The Company will file a definitive proxy statement with the SEC relating to the solicitation of proxies from its stockholders in connection with the special meeting. BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED REVERSE STOCK SPLIT, STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The proxy statement and other relevant materials, and any other documents filed by Spruce with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, stockholders of Spruce may obtain free copies of the documents filed with the SEC by contacting Spruce’s Corporate Secretary at (866) 903-2399 or by writing to the Corporate Secretary at Spruce Power Holding Corporation, 1875 Lawrence Street, Suite 320, Denver, Colorado 80202.

Use of Non-GAAP Financial Information

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. generally accepted accounting principles (“GAAP”), Spruce reports certain non-GAAP financial information, which have been reconciled to the nearest GAAP measures in the tables within this press release. This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. GAAP with respect to forward looking financial information. We believe that these non-GAAP measures, viewed in addition to and not in lieu of our reported GAAP results, provides useful information to investors by providing a more focused measure of operating results, enhances the overall understanding of past financial performance and future prospects, and allows for greater transparency with respect to key metrics used by management in its financial and operational decision making. The non-GAAP measures presented herein may not be comparable to similarly titled measures presented by other companies.

Earnings (Loss) Before Interest, Income Taxes, Depreciation, and Amortization (“EBITDA”):

We define EBITDA as our consolidated net income (loss) and adding back interest expense, income taxes, and depreciation and amortization. We believe EBITDA provides meaningful information to the performance of our business and therefore we use it to supplement our GAAP reporting. We have chosen to provide this supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results.

Adjusted EBITDA and Adjusted Net Income (Loss):

We believe that Adjusted EBITDA and Adjusted Net Income (loss), which excludes certain identified items that we do not consider to be part of our ongoing business, improves the comparability of year-to-year results, and is representative of our underlying performance. Management uses this information to assess and measure the performance of our operating segment. We have chosen to provide this supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the below reconciliations, and to provide an additional measure of performance.

Business Cash Inflows:

We define business cash inflows as receipts of cash from long-term customer contracts, proceeds from investment in SEMTH master lease agreement, cash flows from SRECs and proceeds from customer contract buyouts. Business cash inflows may also include interest earned on cash invested, servicing revenue from third-parties and other extraordinary one time receipts.

Portfolio Value Metrics

We believe Portfolio Value Metrics are helpful to management, investors, and analysts to understand the value of our business and to evaluate the estimated remaining value of our customer contracts, including present value implied from future, uncontracted sales of solar renewable energy credits generated from assets that the Company owns today.

●	Gross Portfolio Value reflects the remaining projected net cash flows from current customers discounted at 6% (“PV6”)
●	Projected cash flows include the customer’s initial agreement plus renewal

($ in millions)	As of June 30, 2023
Contracted Portfolio Value (1)	$697
Renewal Portfolio Value (2)	217
Uncontracted Renewable Energy Credits (3)	16
Gross Portfolio Value (4)	$929

(1)	Contracted Portfolio Value represents the present value of the remaining net cash flows discounted at 6% during the initial term of the company’s customer agreements as of the measurement date. It is calculated as the present value of cash flows discounted at 6% that the company expects to receive from customers in future periods as set forth in customer agreements, after deducting expected operating and maintenance costs, equipment replacements costs, distributions to tax equity partners in consolidated joint venture partnership flip structures, and distributions to third party project equity investors. The calculation includes cash flows the company expects to receive in future periods from state incentive and rebate programs, contracted sales of solar renewable energy credits, and awarded net cash flows from grid service programs with utilities or grid operators.

(2)	Renewal Portfolio Value is the forecasted net present value the company would receive upon or following the expiration of the initial customer agreement term, but before the 30th anniversary of the system’s activation in the form of cash payments during any applicable renewal period for customers as of the measurement date. The company calculates the Renewal Portfolio Value amount at the expiration of the initial contract term assuming either a system purchase or a renewal and a 30-year customer relationship (although the customer may renew for additional years, or purchase the system), at a contract rate equal to 90% of the customer’s contractual rate in effect at the end of the initial contract term. After the initial contract term, a majority of the company’s customer agreements automatically renew on an annual basis and the rate is initially set at up to a 10% discount to then-prevailing utility power prices.

(3)	Uncontracted sales of solar Renewable Energy Credits (RECs) based on forward market REC pricing curves, adjusted for liquidity discounts.

(4)	Gross Portfolio Value represents the sum of Contracted Portfolio Value, Renewal Portfolio Value and Uncontracted RECs.

Spruce Power Holding Corporation

Consolidated Statements of Operations

For the Three Months Ended June 30, 2023 and 2022

	Three Months Ended June 30,
(In thousands, except per share and share amounts)	2023	2022

Revenues	$22,813	$—
Operating expenses:
Cost of revenues	8,594	—
Selling, general, and administrative expenses	15,985	9,782
Total operating expenses	24,579	9,782
Loss from operations	(1,766)	(9,782)
Other (income) expense:
Interest expense, net	7,216	7
Gain on disposal of assets	(794)	—
Change in fair value of obligation to issue shares of common stock to sellers of World Energy	—	(137)
Change in fair value of warrant liabilities	(33)	(1,783)
Change in fair value of interest rate swaps	(9,190)	—
Other income, net	(752)	(22)
Net income (loss) from continuing operations	1,787	(7,847)
Net loss from discontinued operations	(183)	(4,851)
Net income (loss)	1,604	(12,698)
Less: Net loss attributable to redeemable noncontrolling interests and noncontrolling interests	(1,461)	—
Net income (loss) attributable to stockholders	$3,065	$(12,698)
Net income (loss) attributable to stockholders per share, basic	$0.02	$(0.09)
Net income (loss) attributable to stockholders per share, diluted	$0.02	$(0.09)
Net loss from discontinued operations, basic	$—	$(0.03)
Net loss from discontinued operations, diluted	$—	$(0.03)
Weighted-average shares outstanding, basic	148,894,058	142,247,590
Weighted-average shares outstanding, diluted	161,606,658	142,247,590

Spruce Power Holding Corporation

Reconciliation of Non-GAAP Financial Measures

For the Three Months Ended June 30, 2023 and March 31, 2023

	Three Months Ended June 30,	Three Months Ended March 31
(In thousands)	2023	2023
Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA
Net income (loss) attributable to stockholders	$3,065	$(19,395)
Net income (loss) attributable to noncontrolling interests	(1,461)	551
Interest expense, net	7,216	6,816
Depreciation and amortization	4,647	5,507
EBITDA	13,467	(6,521)
Net loss on discontinued operations	183	3,866
Restructuring charges	293	672
Legal charges related to SEC investigation and shareholder lawsuits	3,083	2,153
(Gain) loss on disposal of assets	(794)	(2,658)
Change in fair value of interest rate swaps	(9,190)	5,588
Meter upgrade campaign	1,122	554
Other one-time costs	969	720
Change in fair value warrant liabilities	(33)	(115)
Non-recurring acquisition/divestment expenses	446	409
Adjusted EBITDA	$9,546	$4,668

Spruce Power Holding Corporation

Reconciliation of Non-GAAP Financial Measures

For the Three Months Ended June 30, 2023

Three Months Ended June 30,
(In thousands)	2023
Reconciliation of Net Income (Loss) to Adjusted Net Loss
Net income (loss) attributable to stockholders	$3,065
Net income (loss) attributable to noncontrolling interests	(1,461)
Net loss on discontinued operations	183
Restructuring charges	293
Legal charges related to SEC investigation and shareholder lawsuits	3,083
(Gain) loss on disposal of assets	(794)
Change in fair value of interest rate swaps	(9,190)
Meter upgrade campaign	1,122
Other one-time costs	969
Change in fair value warrant liabilities	(33)
Non-recurring acquisition/divestment expenses	446
Adjusted Net Loss	$(2,317)

Spruce Power Holding Corporation

Consolidated Balance Sheets

June 30, 2023 and December 31, 2022

	As of
(In thousands, except share and per share amounts)	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$162,749	$220,321
Restricted cash	29,361	19,823
Accounts receivable, net of allowance of $11.3 million and $12.2 million as of June 30, 2023 and December 31, 2022, respectively	13,565	8,336
Interest rate swap assets, current	13,558	10,183
Prepaid expenses and other current assets	8,062	5,316
Current assets of discontinued operations	—	10,977
Total current assets	227,295	274,956
Investment related to SEMTH master lease agreement	146,627	—
Property and equipment, net	475,688	396,168
Interest rate swap assets, non-current	21,900	22,069
Intangible assets, net	10,553	—
Deferred rent assets	1,585	1,626
Right-of-use assets, net	4,499	2,802
Goodwill	28,757	128,548
Other assets	254	383
Long-term assets of discontinued operations	37	—
Total assets	$917,195	$826,552

Liabilities, redeemable noncontrolling interests and stockholders’ equity
Current liabilities:
Accounts payable	$3,291	$2,904
Current portion of long-term debt	25,971	25,314
Accrued expenses and other current liabilities	19,521	21,509
Deferred revenue, current	86	39
Lease liability, current	706	834
Current liabilities of discontinued operations	—	9,097
Total current liabilities	49,575	59,697
Long-term debt, net of current portion	587,393	474,441
Deferred revenue, non-current	887	452
Lease liability, non-current	4,582	2,426
Warrant liabilities	109	256
Unfavorable solar renewable energy agreements, net	8,278	—
Other long-term liabilities	15	10
Long-term liabilities of discontinued operations	191	294
Total liabilities	651,030	537,576
Commitments and contingencies
Redeemable noncontrolling interests	199	85
Stockholders’ equity:
Common stock, $0.0001 par value; 350,000,000 shares authorized at June 30, 2023 and December 31, 2022; 150,143,890 and 148,279,717 shares issued and outstanding at June 30, 2023, respectively, and 144,375,226 issued and outstanding at December 31, 2022	14	14
Additional paid-in capital	473,538	473,277
Noncontrolling interests	2,415	8,942
Accumulated deficit	(208,387)	(193,342)
Treasury stock at cost, 1,864,173 shares and 0 at June 30, 2023 and December 31, 2022, respectively	(1,614)	—
Total stockholders’ equity	265,966	288,891
Total liabilities, redeemable noncontrolling interests and stockholders’ equity	$917,195	$826,552

For More Information

Investor Contact: investors@sprucepower.com

Head of Investor Relations: Bronson Fleig

Media Contact: publicrelations@sprucepower.com